FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC SHARE BUY-BACK

HSBC Holdings plc ("HSBC") announces that, as outlined in its announcement on 4 May 2018, it will commence a share buy-back of HSBC's ordinary shares of US$0.50 each ("Ordinary Shares") for up to a maximum consideration of  US$2,000,000,000 (the "Buy-back"). The purpose of the Buy-back is to reduce HSBC's outstanding Ordinary Shares.

HSBC has entered into an irrevocable, non-discretionary agreement (the "Agreement") with Credit Suisse Securities (Europe) Limited ("Credit Suisse") to enable the purchase of Ordinary Shares by Credit Suisse, acting as principal, during the period running from 9 May 2018 and ending no later than 31 October 2018 (subject to regulatory approval remaining in place), for an aggregate purchase price of no greater than US$2,000,000,000 and the simultaneous on-sale of such Ordinary Shares by Credit Suisse to HSBC.

Any purchases of Ordinary Shares will be carried out on the London Stock Exchange in accordance with certain pre-set parameters and in accordance with (and subject to limits prescribed by) HSBC's general authority to repurchase Ordinary Shares granted by its shareholders at the annual general meeting on 20 April 2018 (the "2018 Authority"), Chapter 12 of the Financial Conduct Authority's Listing Rules and Article 5(1) of Regulation (EU) No 596/2014, the Commission Delegated Regulation (EU) No 2016/1052, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Hong Kong Codes on Takeovers and Mergers and Share Buy-Backs and applicable US federal securities laws. Ordinary Shares purchased under the Buy-back will be cancelled.

The maximum number of Ordinary Shares that may be repurchased under the Buy-back is 1,999,610,418, being the number of Ordinary Shares able to be repurchased under the 2018 Authority.

Investor enquiries to:

Richard O'Connor           +44 (0) 20 7991 6590                investorrelations@hsbc.com

Media enquiries to:

Heidi Ashley                   +44 (0) 20 7992 2045                 heidi.ashley@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 31 March 2018, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 09 May 2018